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(212) 756-2131                                             george.silfen@srz.com





                                  July 3, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505



    Re:  OLD MUTUAL 2100 ABSOLUTE RETURN MASTER FUND, L.L.C. (FILE NO.811-21911)
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               Old Mutual 2100 Absolute Return Master Fund, L.L.C (the "Fund"),
in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2007-2008 year:

               1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

               2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

               3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

               4. A copy of the Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph
(f) (attached as EXHIBIT D).



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Securities and Exchange Commission
July 3, 2007
Page 2


               5. The premium for the Bond has been paid through May 1, 2008.


               If you have any questions, please do not hesitate to contact me.


                                                     Sincerely,


                                                     /s/ George M. Silfen
                                                     --------------------
                                                     George M. Silfen









Cc:    Ross Weissman,
       Chief Financial Officer
       Larch Lane Advisors LLC